Exhibit 99.(a)(1)(H)

MEMORANDUM

To:          Medarex Executive Officers Holding Eligible Officer Options

From:     Donald L. Drakeman, President and CEO

Date:       February 7, 2003

Subject:  Offer to Exchange Stock Options

The Medarex Board of Directors has approved an exchange offer (this “Offer”) to allow you the opportunity to exchange your stock options to purchase shares of Medarex common stock with an exercise price of $25.00 per share or higher (“Eligible Officer Options”) for replacement options. Our President and Chief Executive Officer, and our Executive Vice President, are not eligible to participate in this Offer.

The key features of this Offer are summarized below. We have also distributed to you an Offer to Exchange, Summary of Terms, Election Form and related attachments. Please read these additional documents carefully and in their entirety, because the information in this memorandum is not complete and does not contain all of the information relevant to your decision as to whether or not to participate in this Offer.

Exchange Ratio

In this Offer, we are offering to exchange each Eligible Officer Option for a “Replacement Option,” which will represent the right to purchase the number of shares of common stock subject to the Eligible Officer Option, multiplied by 0.50 of a share of common stock.

A Replacement Option will always represent the right to purchase fewer shares of common stock than the exchanged Eligible Employee Option.

For example, if you exchange an option for 100 shares of stock, with an exercise price of $26.00 per share, you would receive on the grant date a Replacement Option for 50 shares (100 x .50) of stock. You will not know the exercise price of the Replacement Options until the grant date (September 8, 2003 at the earliest).

Date of Grant; Price

Replacement Options will be granted on September 8, 2003 (or a later date if this Offer is extended) with an exercise price equal to the average of the high and low sales prices of our common stock on the date of grant. This means that the exercise price of the Replacement Options could be higher or lower than the exercise price of the Eligible Employee Options exchanged, depending on the price of our stock on the date of grant.

Vesting

Each Replacement Option issued in exchange for an Eligible Officer Option will be 100% unvested on the date it is granted and will not vest or be exercisable during the first six (6) months following the grant date. Each such Replacement Option will become 100% vested on the date that is six (6) months after the date the Replacement Option is granted.

Conditions

There are certain other conditions to exchanging your options that are set forth in detail in the Offer to Exchange and accompanying documents. In particular, if you elect to exchange any particular Eligible Officer Option, the entire option must be exchanged, rather than just a portion. For example, if you hold one option for 100 shares of stock at an exercise price of $27.00 per share, and another option for 50 shares of stock at an exercise price of $30.00 per share, you may exchange one or both of these Eligible Officer Options. However, you may not partially exchange either one (e.g., a portion of the option for 100 shares or a portion of the option for 50 shares).

In addition, if you are not employed by Medarex for any reason on the grant date, you will not receive Replacement Options and the exchanged options will not be returned.

Please note that for accounting purposes we must wait six months and one day after you exchange your options to grant you the Replacement Options. Also, if you accept this Offer, we cannot grant you any other options (in addition to the Replacement Options) until, at the earliest, September 8, 2003.

How to Participate; Further Information

If you decide to participate in this Offer, please follow the procedures outlined in the distributed documents. For additional information about the material terms of this Offer, assistance in completing the forms related to this Offer or to obtain free copies of the forms of any of our stock option plans, you should contact Anthony Marucci in our Princeton, New Jersey office at (609) 430-4214, or David Wilson in our Milpitas, California office at (408) 545-2722. Alternatively, you may reach either Anthony or David via e-mail at optionexchange@medarex.com.

A summary of your eligible Officer Options is available upon request via email to optionexchange@medarex.com.

Chris Schade, our Chief Financial Officer, will be giving presentations on this Offer using the slides in the distributed documents. These presentations will be conducted at our facilities in New Jersey and California. The schedule for the presentations is as follows:

Princeton, NJ	Tuesday, February 11, 2003	11:00 a.m.

Milpitas, CA	Wednesday, February 12, 2003	9:30 a.m.

Annandale, NJ	Thursday, February 13, 2003	10:00 a.m.

Bloomsbury, NJ	Thursday, February 13, 2003	2:00 p.m.

Important to Note

Participation in this Offer is entirely voluntary, and although our Board of Directors has approved this Offer, neither the Board nor management makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options. Participation in this Offer involves certain risks that are discussed in the other documents distributed to you. We are making this Offer upon the terms and subject to the conditions described in the Offer to Exchange, Summary of Terms, Election Form and their related attachments. You should carefully read the distributed materials and understand all aspects of this Offer before deciding whether to participate. In addition, we recommend that you consult with your tax and financial advisors before you make your decision regarding participation in this Offer.